UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

Barings Capital Investment Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

April 9, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Cliffwater Corporate Lending Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,149,840.2
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,149,840.2
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,840.2
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.52%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Cliffwater LLC*
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,149,840.2
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,149,840.2
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,840.2
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.52%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* Cliffwater LLC is the investment adviser for Cliffwater Corporate Lending Fund. As such, Cliffwater LLC may be deemed to beneficially own the common stock that is beneficially owned by Cliffwater Corporate Lending Fund.

CUSIP No. N/A
1.	NAME OF REPORTING PERSONS Stephen Nesbitt**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,149,840.2
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,149,840.2
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,840.2
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.52%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** Mr. Nesbitt is the Chief Executive Officer of Cliffwater LLC and may be deemed to beneficially own 1,149,840.2 shares of common stock through his indirect influence over Cliffwater Corporate Lending Fund. Mr. Nesbitt disclaims beneficial ownership of any common stock beneficially owned by Cliffwater Corporate Lending Fund, except to the extent of his voting and dispositive interests in such common stock. Mr. Nesbitt has no pecuniary interest in the common stock beneficially owned by Cliffwater Corporate Lending Fund.

Item 1(a).	Name of Issuer:
Barings Capital Investment Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
300 South Tryon Street, Suite 2500, Charlotte, NC 28202

Item 2.	Names of Persons Filing:

This Schedule 13G is being filed on behalf of the following:

(i)      Cliffwater Corporate Lending Fund, a Delaware statutory trust (the “Fund”);

(ii)     Cliffwater LLC, a Delaware limited liability company (the “Adviser”); and

(iii)    Stephen Nesbitt (“Mr. Nesbitt”), a U.S. citizen.

The Fund, the Adviser and Mr. Nesbitt are collectively referred to as the “Reporting Persons.” The Fund is the direct holder of the securities of the Issuer. The Adviser is the investment adviser of the Fund. Mr. Nesbitt is the Chief Executive Officer of the Adviser.

The address of the principal business office of the Fund is c/o UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212.

The address of the Adviser and Mr. Nesbitt is 4640 Admiralty Way, 11th floor, Marina del Rey, CA 90292.

The title and class of securities is common stock.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);*
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);**
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Cliffwater Corporate Lending Fund
(a) Amount beneficially owned: 1,149,840.2 shares
(b) Percent of class: 11.52%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 1,149,840.2
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 1,149,840.2
Cliffwater LLC
(a) Amount beneficially owned: 1,149,840.2 shares
(b) Percent of class: 11.52%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 1,149,840.2
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 1,149,840.2
Stephen Nesbitt
(a) Amount beneficially owned: 1,149,840.2 shares
(b) Percent of class: 11.52%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: N/A
(ii) Shared power to vote or to direct the vote: 1,149,840.2
(iii) Sole power to dispose or to direct the disposition of: N/A
(iv) Shared power to dispose or to direct the disposition of: 1,149,840.2

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
N/A.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A.
Item 8.	Identification and Classification of Members of the Group:
N/A.
Item 9.	Notice of Dissolution of Group:
N/A.
Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2021

Cliffwater LLC

By: /s/ Stephen Nesbitt

Name:  Stephen Nesbitt

Title:    Chief Executive Officer

Cliffwater Corporate Lending Fund

By: Cliffwater LLC,

Investment Adviser

By: /s/ Stephen Nesbitt

Name:  Stephen Nesbitt

Title:    Chief Executive Officer

/s/ Stephen Nesbitt

Stephen Nesbitt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Cliffwater LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: April 16, 2021

Cliffwater LLC

By: /s/ Stephen Nesbitt

Name:  Stephen Nesbitt

Title:    Chief Executive Officer

Cliffwater Corporate Lending Fund

By: Cliffwater LLC,

Investment Adviser

By: /s/ Stephen Nesbitt

Name:  Stephen Nesbitt

Title:    Chief Executive Officer

/s/ Stephen Nesbitt

Stephen Nesbitt